Exhibit 99.1

FORM OF RETENTION AWARD AGREEMENT

A.            Bally Technologies, Inc. (“Bally”) has entered into an Agreement and Plan of Merger by and among Scientific Games Corporation (“Scientific Games”), Scientific Games Nevada, Inc. (“Merger Sub”), Scientific Games International, Inc., and Bally (as amended “Merger Agreement”);

B.            Pursuant to the Merger Agreement, the Merger Sub will merge with and into Bally, with Bally continuing as the surviving corporation and becoming a wholly-owned subsidiary of Scientific Games (the “Merger” and the date of closing of the Merger the “Closing Date”); and

C.            Subject to the terms and conditions of set forth below, you are eligible to earn a retention payment pursuant to the terms of the Retention Award Agreement as an incentive for you to continue to use your best efforts to ensure sustained performance results for Bally.

1.             General.  If you remain employed by Bally or its affiliates (including, after the Merger, Scientific Games or its affiliates (together with Bally and its affiliates the “Company”)) through the date that is 180 days after the Closing Date (the “Payment Date”), you will be paid, on or not more than three business days after the Payment Date, $[            ] less applicable tax withholdings (the “Retention Award”).  You will not be paid a Retention Award if your service to the Company terminates before the Payment Date unless the termination of service is a Qualifying Termination (defined below).

2.             Qualifying Termination.  If you experience a Qualifying Termination before the Payment Date, you will be paid the Retention Award on or not more than three business days after the date of your Qualifying Termination.  For this purpose, a “Qualifying Termination” means a termination by the Company without “Cause” or by you for “Good Reason” as such terms are defined in Bally’s 2010 Long Term Incentive Plan or as may be defined in your employment agreement, if any, with Bally.

3.             No Right to Continued Employment.  Your eligibility for a Retention Award does not give you the right to be retained in the service of the Company.

4.             Administration.  The Company shall have discretionary and final authority to interpret the terms and conditions of this Retention Award Agreement and to make all determinations necessary or desirable for its administration, and such determinations shall be final and binding on all persons.

5.             Termination of Obligation.  The Company’s obligation to pay a Retention Award shall cease if the Merger Agreement is terminated before the Merger is consummated.

6.             Certain General Provisions.  The Company’s obligations under this Retention Award Agreement are unfunded and unsecured, and it grants you no right to, or any interest in, any assets of the Company which may be applied by the Company to the payment of the Retention Award.  Neither your eligibility for or right to a Retention Award is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any other manner; no attempted assignment or transfer thereof shall be effective; and no right or interest that you have by virtue of this Retention Award Agreement shall be subject to any of your obligations or liabilities.  This Retention Award Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflict of laws provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.  The headings and captions in this Retention Award Agreement are provided for reference and convenience only, shall not be considered part of this Retention Award Agreement, and shall not be employed in its construction.

7.             Section 409A of the Code.  It is intended that the Retention Award shall not be considered nonqualified deferred compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).  If it nonetheless is subject to Section 409A then, to the extent necessary to avoid a tax under Section 409A, no Retention Award shall be made before you are deemed to have had a separation from service under Section 409A and no Retention Award shall be made within six months following such separation from service if you are a specified employee within the meaning of Section 409A.

8.             Confidentiality.  The fact of this Retention Award Agreement and its contents are strictly confidential.  Any disclosure may result in this Retention Award Agreement being declared void.

9.             Acknowledgment.  Please countersign a copy of this Retention Award Agreement where indicated below and return it to [NAME] not later than [DATE], 2014.  By signing below, you acknowledge and agree to be bound by all of the terms and conditions of this Retention Award Agreement.  If we do not receive a countersigned copy of this Retention Award Agreement by [DATE], 2014, you will not be eligible to receive a Retention Award.

10.          Counterparts.  This Retention Award Agreement may be executed in counterparts, each of which shall be deemed an original, and both of which, taken together, shall constitute one and the same instrument.

11.          Certain Limitations on Payment Amount.  To the extent payment of the Retention Award would constitute an excess parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended, the amount of the Retention Award will be reduced if doing so would yield a greater after-tax benefit to you.

IN WITNESS WHEREOF, the parties have executed this Retention Award Agreement as of the date indicated below.

EMPLOYEE SIGNATURE:

EMPLOYEE NAME:

DATE:

BALLY TECHNOLOGIES, INC.

BY:

Neil Davidson, Chief Financial Officer